Filed by Electronic Data Systems Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Electronic Data Systems Corporation

Commission File No. 001-11779

Electronic Data Systems Corporation

Registration Statement on Form S-4

Registration No. 333-114061

CONTACT:

Sean Healy

212-610-8173

shealy@eds.com

FOR IMMEDIATE RELEASE, WEDNESDAY, MAY 12, 2004

EDS Extends Exchange Offer for its FELINE PRIDES to 1:00 P.M. (ET) Today

PLANO, Texas — EDS has extended to 1:00 p.m. (ET) today, unless further extended, its offer to exchange up to 32,100,000 of its FELINE PRIDES in the form of Income PRIDES for 0.8430 shares of EDS common stock plus $1.58 in cash for each validly tendered and accepted Income PRIDES. The exchange offer was due to expire at midnight (ET) yesterday, May 11, 2004.

The condition to the exchange offer that the registration statement to register the shares of EDS common stock to be issued in the exchange offer be declared effective by the Securities and Exchange Commission was satisfied on Tuesday, May 11, 2004. EDS will provide additional financial information on a Form 8K to be filed this morning to conform its year end 2001, 2002 and 2003 consolidated financial statements to the presentation of UGS PLM Solutions in the company’s first quarter Form 10-Q as discontinued operations. If the remaining conditions to the exchange offer are satisfied, EDS intends to accept tendered Income PRIDES so that tendering holders will be record holders of common stock by the close of business on May 14,

2004, which is the record date for the dividend payment on June 10, 2004, of $0.15 per share of EDS common stock.

EDS has been advised by the exchange agent that as of 6:00 p.m. (ET), May 11, 2004, approximately 28,141,845 Income PRIDES, or about 87.4% of the 32,200,000 outstanding Income PRIDES, had been tendered.

Holders who have validly tendered their Income PRIDES need take no further action. Other holders who want to tender their Income PRIDES must do so by no later than 1:00 p.m. (ET), today, when the exchange offer will expire, unless further extended by EDS. Tendered Income PRIDES may be withdrawn at any time prior to the time the offer expires.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the EDS common stock in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Merrill Lynch & Co., Inc. and Citigroup Global Markets Inc. are acting as co-lead dealer managers, Mellon Investor Services LLC is the information agent, and JPMorgan Chase Bank is the exchange agent for the offer. Copies of the registration statement, exchange offer prospectus, letter of transmittal and other materials related to the exchange offer may be obtained at no charge from the information agent at 866-293-6625 or from the Securities and Exchange Commission’s Web site at www.sec.gov. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-293-6625 or Merrill Lynch at 888-654-8637 (toll-free) or Citigroup at 877-531-8365 (toll-free). The materials related to the exchange offer contain important information that should be read carefully before any decision is made with respect to the exchange offer.

About EDS

EDS provides a broad portfolio of business and technology solutions to help its clients worldwide improve their business performance. EDS’ core portfolio comprises information-technology, applications and business process services, as well as information-technology transformation services. EDS’ A.T. Kearney subsidiary is one of the world’s leading high-value management consultancies. With 2003 revenue of $21.5 billion, EDS is ranked 87th on the Fortune 500. The company’s stock is traded on the New York and London stock exchanges. Learn more at www.eds.com.

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